Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: July 18, 2014

Medtronic Announced Acquisition of Covidien

Frequently Asked Questions for Medtronic Shareholders

NOTE

This document provides general answers to some common questions that shareholders of Medtronic, Inc. may have in connection with the proposed acquisition of Covidien. For further detail on the proposed transaction, you should review the Registration Statement filed on Form S-4 filed by Medtronic Holdings Limited with the SEC available on the Medtronic Investor Relations website at http://investorrelations.medtronic.com. Certain questions and answers in this document relate to tax matters, and the description of any tax matters in this document is intended primarily for U.S. shareholders of Medtronic, Inc. The description of certain tax provisions in this document are general in nature and are based on U.S. federal tax law in effect on July 18, 2014. To get answers for your specific situation, you should consult your tax and/or financial advisor.

To avoid delays in processing communications or payments and the unnecessary application of U.S. or Irish withholding taxes, shareholders should ensure that their residency or other required U.S. tax information is properly recorded in their brokers’ records or otherwise has been provided correctly to Medtronic’s transfer agent.

The following terms are used in this document:

•	Medtronic, Inc., the existing New York Stock Exchange-listed parent company, incorporated in Minnesota

•	Medtronic plc, the new Irish-domiciled company that, upon consummation of the transaction, will be the New York Stock Exchange-listed parent company owning both Medtronic, Inc. and Covidien

•	Registered shareholders, shareholders whose Medtronic, Inc. shares are held directly, in the name of the shareholder, on the share register maintained by Medtronic, Inc.’s transfer agent, Wells Fargo

•	Beneficial shareholders, shareholders whose Medtronic, Inc. shares are held indirectly through a bank or broker

•	Closing Date, the date of the consummation of the transaction

RATIONALE FOR THE ACQUISITION

1.	Why is Medtronic pursuing this transaction?

Medtronic believes this is a highly strategic and compelling acquisition, fully aligned with our Mission of alleviating pain, restoring health, and extending life for patients around the world. The transaction is expected to meaningfully accelerate all three of our growth strategies – Therapy Innovation, Globalization, and Economic Value – and bolster the long-term sustainability and consistency of our revenue growth

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Medtronic Announced Acquisition of Covidien

Frequently Asked Questions for Medtronic Shareholders

expectations. Finally, the combined company should generate significant free cash flow, a greater percentage of which can be deployed with much greater flexibility than Medtronic now can. These cash flows can be used to invest in U.S. healthcare technologies, as well as to enhance returns to shareholders.

TIMING

2.	When will this transaction close?

The closing of the transaction is subject to certain conditions, including approvals by Medtronic and Covidien shareholders. In addition, the proposed transaction requires regulatory clearances in the U.S., the E.U., China, and certain other countries. The transaction is expected to close in the fourth calendar quarter of 2014 or early 2015.

SHARE EXCHANGE

3.	What will I receive for my Medtronic, Inc. common shares as a result of the transaction?

Upon the consummation of the transaction, each outstanding Medtronic, Inc. common share will be cancelled and automatically converted into one Medtronic plc ordinary share.

4.	What will happen with any fractional shares that I hold in Medtronic, Inc.?

Since Irish law does not recognize fractional shares held of record, Medtronic plc will not issue any fractions of Medtronic plc ordinary shares. Instead, the total number of Medtronic plc ordinary shares that a Medtronic, Inc. shareholder would have been entitled to receive will be rounded down to the nearest whole number. All entitlements to fractional Medtronic plc ordinary shares held by a registered shareholder (i.e., your shares are held of record on Medtronic, Inc.’s shareholder records, as maintained by Medtronic, Inc.’s transfer agent), will be aggregated with the entitlements to fractional Medtronic plc ordinary shares of all other such registered Medtronic, Inc. shareholders and will be sold by the exchange agent, with any sale proceeds being distributed in cash pro rata to such registered Medtronic, Inc. shareholders whose fractional entitlements have been sold. If you are also a beneficial shareholder (i.e., you also hold shares through a bank or broker), your bank or broker will handle any interests in fractional shares held by it and you should contact your bank or broker directly for additional information.

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Frequently Asked Questions for Medtronic Shareholders

If you own fractional shares, the calculation of your U.S. tax in the transaction will be different than described below. Specifically, in calculating your U.S. tax, you would be treated as follows:

•	If you are subject to tax on capital gains and losses (see question 10 below under “Tax Impact”), your capital gain or loss will equal the difference between (1) your adjusted tax basis in the Medtronic, Inc. common shares surrendered in the exchange, and (2) the fair market value of the Medtronic plc ordinary shares as of the Closing Date that you receive plus any cash you receive in lieu of fractional shares.

•	If you also own shares in Covidien and are treated as receiving a dividend in the transaction rather than being taxed on capital gains or losses (see question 10 below under “Tax Impact”), the amount of such dividend will be up to the fair market value as of the Closing Date of the Medtronic plc ordinary shares issued in the merger plus any cash you receive in lieu of fractional shares.

•	If you are a non-U.S. holder subject to dividend treatment (see question 13 below under “Tax Impact”), the amount of the dividend that would be subject to U.S. federal withholding tax is likewise increased by the amount of cash you receive in lieu of fractional shares.

5.	How will I receive the cash portion of my consideration for any fractional shares held in Medtronic, Inc.?

If you are a registered shareholder, Medtronic, Inc.’s exchange agent will pay any cash consideration resulting from the sale of any fractional entitlements via check upon the exchange of your Medtronic, Inc. common shares. This will be mailed to the address of record on file with Medtronic, Inc.’s exchange agent. If you are a beneficial shareholder, your bank or broker may, in its discretion, aggregate and sell any fractional shares held by it, and distribute your portion of such proceeds to you via a credit to your brokerage account.

6.	If I hold share certificates of Medtronic, Inc., what will I need to do to exchange my common shares of Medtronic, Inc. for ordinary shares of Medtronic plc?

Following the close of this transaction, you will receive instructions via the U.S. mail from Medtronic Inc.’s exchange agent regarding the exchange of your shares. Do not send in your certificates representing common shares of Medtronic, Inc. until you receive these instructions.

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Frequently Asked Questions for Medtronic Shareholders

7.	Where will ordinary shares of Medtronic plc be traded?

Following the close of this transaction, Medtronic plc ordinary shares are expected to be traded on the New York Stock Exchange under the symbol “MDT”.

TAX IMPACT

8.	Will this transaction be a taxable event for shareholders?

Yes. The structure of the transaction requires the exchange of your Medtronic, Inc. common shares for new Medtronic plc ordinary shares, as well as cash in lieu of fractional Medtronic plc ordinary shares (the discussion throughout this document generally assumes you do not hold fractional shares; see questions 4 and 5 under “Share Exchange” above for more information on fractional shares). Accordingly, for U.S. shareholders that hold common stock in Medtronic, Inc. on the Closing Date, this will be considered a taxable transaction for U.S. federal income tax purposes.

The transaction will be reported by Medtronic and its agents for tax purposes as a sale at the fair market value of Medtronic, Inc. shares as of the Closing Date. Form 1099s will be issued to all registered shareholders by February 15 in the year following the Closing Date. Beneficial shareholders should receive a Form 1099 from their broker.

No Irish tax on chargeable gains should arise on the transaction for a Medtronic shareholder who is neither resident nor ordinarily resident in Ireland and who does not hold such shares in connection with a trade or business carried on in Ireland through an Irish branch or agency.

Please contact your tax advisor about the application of these rules to you.

9.	What makes this transaction a taxable event for Medtronic shareholders? The acquisitions that Medtronic has done in the past have never been a taxable event for us.

In this transaction, Medtronic, Inc. will become a subsidiary of a new Irish holding company, Medtronic plc. This new structure was the only available structure that provides Medtronic access to cash at Covidien without incurring an additional tax to invest that cash in the U.S.

In the transaction, shareholders of Medtronic, Inc. are exchanging their Medtronic, Inc. common shares for ordinary shares of Medtronic plc. U.S. tax rules regarding business combinations where stock in a U.S. company is exchanged for stock in a foreign company result in a taxable transaction for all U.S. shareholders of the U.S.

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Frequently Asked Questions for Medtronic Shareholders

company, if those shareholders collectively own more than 50% of the stock of the new foreign holding company after the transaction. Acquisitions that Medtronic has done in the past have not involved the exchange of Medtronic, Inc. shares for stock of a foreign company.

10.	How will I calculate my U.S. tax?

U.S. beneficial owners of Medtronic, Inc. common shares will generally recognize taxable capital gain or loss as of the Closing Date equal to the difference between (1) the holder’s adjusted tax basis in the Medtronic common shares surrendered in the exchange, and (2) the fair market value of the Medtronic plc ordinary shares as of the Closing Date. U.S. beneficial owners who are subject to information reporting will receive Form 1099s in respect of the transaction. See question 11 below for instructions on how to calculate your basis.

If you also own shares in Covidien, your tax treatment may be different. In certain circumstances, a special U.S. tax rule could cause a U.S. holder of Medtronic, Inc. common shares whose percentage interest (taking into account shares owned directly or by attribution) in Medtronic plc after the consummation of the transaction and related purchases or sales is greater than or equal to such holder’s percentage interest in Medtronic, Inc. immediately before the consummation of the transaction (for example, as a result of having a higher percentage ownership in Covidien ordinary shares than in Medtronic, Inc. common shares as of immediately prior to the consummation of the transaction) to be treated as receiving a dividend up to the fair market value as of the Closing Date of the Medtronic plc ordinary shares issued in the merger, regardless of such holder’s gain or loss on its Medtronic, Inc. common shares. In the case of such a U.S. holder, the entire amount of the dividend would be subject to U.S. federal income tax. Any such dividend would be an “extraordinary dividend,” which under other special rules might affect the tax basis of U.S. holders who are corporations (see also question 11 below), and which might affect the character of any capital loss recognized by U.S. holders who are individuals. Please consult with your tax advisor on the treatment of the exchange as a dividend.

In light of the foregoing, a holder who actually or constructively owns both Medtronic, Inc. common shares and Covidien ordinary shares should consult his or her own tax advisors regarding the tax implications of holding shares in either Medtronic, Inc. or Covidien prior to the transaction or in Medtronic plc immediately after the transaction.

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11.	I am subject to U.S. tax on my capital gains. How will I calculate my stock basis in the shares of Medtronic, Inc. that I am exchanging?

As we described in question 10 above, if you are a Medtronic, Inc. shareholder who is subject to capital gains treatment, your capital gain or loss will be calculated as of the Closing Date, and will equal the difference between (1) your adjusted tax basis in the Medtronic, Inc. common shares surrendered in the exchange, and (2) the fair market value of the Medtronic plc ordinary shares as of the Closing Date received as consideration in the merger.

The basis of your Medtronic, Inc. common stock generally is the purchase price you paid for the stock plus the costs of purchase, such as commissions and recording or transfer fees. If you acquired Medtronic, Inc. common stock other than by purchase, your basis is usually determined by fair market value on the date you acquired Medtronic, Inc. common stock, or the previous owner’s adjusted basis depending on how you acquired your Medtronic, Inc. common stock. Employees who received shares under employment plans may be subject to different rules and should consult their advisors regarding their tax basis in the Medtronic, Inc. common stock they are exchanging in the transaction.

Medtronic, Inc. has information regarding the historical performance of its common stock, dividend history, a simple investment calculator, and a link to a third-party cost basis service posted under the Stock Information section of its Investor Relations website at http://investorrelations.medtronic.com

For more information on determining your cost basis, you can visit the IRS’s website:

http://www.irs.gov/Help-&-Resources/Tools-&-FAQs/FAQs-for-Individuals/Frequently-Asked-Tax-Questions-&-Answers/Capital-Gains,-Losses-and-Sale-of-Home/Stocks-(Options,-Splits,-Traders)/Stocks-(Options,-Splits,-Traders)-1

Please contact your tax advisor about the application of these rules to you.

12.	I am an employee of Medtronic, Inc. Where can I find additional information regarding tax matters that may be applicable to my situation?

On June 27, 2014, Medtronic, Inc. filed a “Covidien Acquisition Tax Implications Fact Sheet” with the SEC, which contains additional information relevant to employees. The fact sheet is available here: http://www.sec.gov/Archives/edgar/data/64670/000119312514253514/d750619d425.htm

Employees should also consult their advisors regarding the tax impact of this transaction.

13.	I am a non-U.S. holder. Will I be subject to U.S. federal income tax in respect of this transaction?

A non-U.S. holder generally should not be subject to U.S. federal income or withholding tax in respect of the proceeds received in the transaction (assuming the holder is not otherwise subject to U.S. tax on a net income basis in respect of his or her holding of Medtronic, Inc. common shares).

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However, if you are a non-U.S. holder who is also a holder of Covidien ordinary shares, you may be subject to U.S. tax. In certain circumstances, a special U.S. tax rule could cause a non-U.S. holder of Medtronic, Inc. common shares whose percentage interest (taking into account shares owned directly or by attribution) in Medtronic plc after the transaction and related purchases or sales is greater than or equal to such holder’s percentage interest in Medtronic, Inc. immediately before the transaction (for example, as a result of having a higher percentage ownership in Covidien ordinary shares than in Medtronic, Inc. common shares) to be treated as receiving a dividend up to the fair market value (as of the Closing Date) of the Medtronic plc ordinary shares issued in the merger, regardless of such holder’s gain or loss on its Medtronic, Inc. common shares. In the case of such a non-U.S. holder, the entire amount of the dividend would be subject to U.S. federal withholding tax at a 30% rate (or lower rate under an applicable U.S. income tax treaty).

In light of the foregoing, a non-U.S. holder that actually or constructively owns both Medtronic, Inc. common shares and Covidien ordinary shares should consult its own tax advisors regarding the possible desirability of selling his or her shares in either Medtronic, Inc. or Covidien prior to the transaction or in Medtronic plc immediately after the transaction.

Because some non-U.S. holders would be subject to U.S. withholding tax in the transaction, it is possible that a withholding agent (which may be the exchange agent, your broker, or another entity through which a payment is made to you) may withhold at a 30% rate against all non-U.S. holders, unless the withholding agent has established special procedures allowing non-U.S. holders that are exempt from such withholding tax (for example, because they own a greater percentage in Medtronic, Inc. common stock than in Covidien, or do not own any Covidien ordinary shares) to certify their exemption to the withholding agent. If a withholding agent withholds a portion of the merger consideration payable to a non-U.S. holder that is exempt from such withholding, the non-U.S. holder may apply for a refund of the tax from the IRS.

14.	What will be the tax basis of the new Medtronic plc shares I receive at the time of closing?

The U.S. tax basis for the ordinary shares of Medtronic plc issued to you in connection with this transaction will generally be the fair market value on the Closing Date of the Medtronic plc ordinary shares you receive in the transaction (which should be the same as the final closing price of Medtronic, Inc. common shares immediately prior to the Closing Date). A holder who actually or constructively owns both Medtronic common shares and Covidien ordinary shares should consult his or her own tax advisors regarding the basis of the Medtronic plc shares he or she receives (and see question 10 above).

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Frequently Asked Questions for Medtronic Shareholders

15.	Does the capital gains tax (or, for persons also owning Covidien shares, potential dividend) treatment apply to shares held within an IRA, 401(k), etc.?

No. In general, gains on shares held within IRAs and other retirement accounts are deferred until money is taken out of the account.

Please contact your tax advisor about the application of these rules to you.

16.	Are capital gains and dividends subject to state tax?

Generally yes, unless the state tax law specifically exempts or excludes capital gains from state tax. Please contact your tax advisor about the application of these rules to you.

17.	Am I subject to the Net Investment Income Tax?

Individuals receiving “net investment income,” which includes dividends and capital gains, among other items, are subject to a 3.8% Net Investment Income Tax on all or a portion of those income items if their modified adjusted gross income for a calendar year (including the net investment income items) exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. For information about the Net Investment Income Tax, please visit http://www.irs.gov/Individuals/Net-Investment-Income-Tax.

Please contact your tax advisor about the application of these rules to you.

18.	Will there be U.S. backup withholding in connection with the transaction?

Please note that under certain U.S. federal income tax rules, information reporting and backup withholding may apply to payments made to you, although backup withholding will not apply if you (1) furnish a correct taxpayer identification number (or Social Security Number) and complete and return to the exchange agent, your bank, or broker, an IRS Form W-9 or W-8BEN, as applicable, certifying that you are not subject to backup withholding (and otherwise comply with all applicable requirements of the backup withholding rules), or (2) otherwise establish an exemption.

If you hold your shares through a bank or broker, we encourage you to contact the firm that holds your Medtronic, Inc. common shares on your behalf to determine if backup withholding applies to you. You are also encouraged to contact your tax advisor about the application of these rules to you.

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Frequently Asked Questions for Medtronic Shareholders

19.	Are Medtronic, Inc. executives and board members exempt from paying capital gains tax or taxes on dividends?

No. The capital gains tax applies to all shareholders, including Medtronic executives and board members who own shares.

20.	Am I subject to the Section 7874 excise tax on equity compensation?

No, unless you are a Medtronic, Inc. Section 16(b) officer or a member of the Medtronic, Inc. Board of Directors. Such persons may be subject to an additional excise tax on equity compensation that is separate and incremental to the capital gains tax that applies for all shareholders. No other shareholders are subject to this excise tax. Medtronic has agreed to provide a gross up to those Medtronic, Inc. Section 16(b) officers and members of the Medtronic, Inc. Board of Directors with respect to the excise tax, so that, on a net after-tax basis, they will be in the same position as if no such excise tax had been applied, because the Medtronic, Inc. Board of Directors did not feel that these individuals should be economically penalized for taking action that they believe is in the best interest of Medtronic, Inc. and its shareholders. These gross-up payments will not cover any capital gains tax imposed on the Medtronic, Inc. common stock exchanged by those officers of members of the Medtronic, Inc. Board of Directors in the transaction, and such directors and officers will be responsible for this capital gains tax just like all other Medtronic shareholders.

DIVIDENDS

21.	Will Medtronic plc pay a dividend following the close of the transaction?

Medtronic, Inc. has increased its dividend for 37 consecutive years and has a commitment to return 50 percent of its free cash flow to shareholders through dividends and share repurchases. Medtronic, Inc. intends to continue this level of return of free cash flow to shareholders following the consummation of the transaction.

22.	Will there be an Irish withholding tax on dividends paid to Medtronic plc ordinary shareholders?

As described below, Irish withholding tax should generally not be applicable to U.S. residents or a resident of another “relevant territory” assuming the relevant forms have been filed by the shareholder. Residence is determined under the law applicable in the country in which a shareholder claims to be resident.

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Shares held by U.S. resident shareholders

Dividends paid on Medtronic plc ordinary shares that are owned by residents of the U.S. generally should not be subject to Irish withholding tax. For beneficial shareholders holding Medtronic plc ordinary shares through DTC, dividends will be paid without any Irish withholding tax if the address of the beneficial owner in the records of the broker holding such shares is in the U.S. For registered shareholders, dividends will be paid without any Irish withholding tax if the shareholder has provided to Medtronic plc’s transfer agent a completed valid Irish dividend withholding tax exemption form, and, if applicable, an IRS Form certifying the owner’s U.S. residency.

Shares held by residents of “relevant territories” other than the U.S.

A list of “relevant territories” is included as Annex G to Medtronic Holdings Limited’s S-4 filing with the SEC, which is available on the Medtronic investor relations website: http://investorrelations.medtronic.com

Dividends paid to shareholders who are residents of additional “relevant territories” (like U.S. holders as described above) generally will not be subject to Irish withholding. For beneficial shareholders holding Medtronic plc ordinary shares through DTC who are residents of “relevant territories” other than the U.S., dividends will be paid without any Irish withholding tax if the shareholder has provided his or her brokerage firm with a valid Irish dividend withholding tax exemption form. For registered shareholders, dividends will be paid without any Irish withholding tax if the shareholder has provided, at least seven business days prior to the record date for such dividend, a valid Irish dividend withholding tax exemption form to Medtronic plc’s transfer agent.

Shares held by residents of Ireland or of other countries that are not “relevant territories”

Medtronic plc shareholders who do not reside in relevant territories, including shareholders resident in Ireland, will be subject to Irish withholding tax (currently at the rate of 20%), but there are a number of other exemptions that could apply, all of which will require you to submit a valid Irish dividend withholding tax exemption form.

Please contact your tax advisor about the application of these rules to you.

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23.	Will there be an Irish income tax on dividends on Medtronic plc ordinary shares?

For the vast majority of shareholders there should not be any Irish income tax on dividends. Dividends paid on Medtronic plc ordinary shares owned by residents of the United States or other “relevant territories” (or by other shareholders that are otherwise exempt from Irish dividend withholding tax) should generally not be subject to Irish income tax unless they have some connection to Ireland other than holding Medtronic plc ordinary shares. Dividends paid on Medtronic plc ordinary shares owned by residents of Ireland may be subject to Irish income tax.

Please contact your tax advisor about the application of these rules to you.

24.	Will the stock of Medtronic plc be considered a foreign financial asset for US tax purposes (including for purposes of Form 8938 – Statement of Specified Foreign Financial Assets)?

Medtronic plc will be a foreign corporation for U.S. tax purposes. Therefore certain shareholders of Medtronic plc (specifically those that own “specified foreign financial assets,” including the stock of Medtronic plc and other foreign financial assets, with an aggregate value in excess of $50,000) are required to file Form 8938 with the IRS and report their ownership of Medtronic plc shares. Form 8938 should be filed with a shareholder’s annual tax return, such as Form 1040.

In order to determine if you will be required to file Form 8938 and for additional information on Form 8938, please see the IRS webpage dedicated to this form at http://www.irs.gov/form8938. Medtronic plc shareholders are urged to consult with their own tax advisors with respect to the requirements of Form 8938.

25.	Will the distributions paid on Medtronic plc ordinary shares be treated as a return of capital or as dividends to U.S. shareholders?

Like any corporation making distributions to U.S. shareholders, distributions from Medtronic plc, other than certain non-pro rata stock buybacks, will be treated as taxable dividends and not as a return of capital, to the extent that Medtronic plc has current or accumulated “earnings & profits” as calculated for U.S. tax purposes. To the extent the amount of any distribution exceeds Medtronic plc’s current and accumulated earnings and profits in a taxable year, the distribution would first be treated as a tax-free return of capital (causing a basis reduction in the holder’s shares of Medtronic plc), and to the extent the distribution exceeds such tax basis, the excess will be taxed as capital gain.

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Although we cannot precisely predict the amount of Medtronic plc’s earnings and profits going forward, we expect that Medtronic plc will have at least some positive earnings and profits, with the result that all or a portion of the distributions paid by Medtronic plc would be treated as taxable dividends. However, because Medtronic plc is newly-formed, it is possible that distributions will be made in excess of Medtronic plc’s earnings and profits, and the excess amount would not be a taxable dividend. The amount of each distribution that is taxable as a dividend will depend on the amount of those earnings and profits, and the size of the distribution, neither of which is known at this time.

We also note that under Irish corporate law, Medtronic plc may only make distributions to its shareholders out of “distributable reserves.” Although Medtronic plc will not have any distributable reserves immediately following closing, we are taking steps to create such distributable reserves.

26.	If there is a return of capital distribution, how is the distribution treated for income tax purposes in the U.S. and Ireland?

As noted above, for U.S. income tax purposes, the return of capital portion of the distribution is non-taxable and will be treated as a reduction in the tax basis of the Medtronic plc shares of U.S. shareholders. Once the tax basis is exhausted, it is treated as a capital gain. Shareholders will need to track their Medtronic plc shares tax basis in their tax return work-paper files, if tax basis information is not maintained by their broker or the shares are not held in a brokerage account. If a distribution causes a reduction to basis, Medtronic plc will be required to complete IRS Form 8937 for each distribution that affects shareholder basis and post it on the Investor Relations portion of our website within 45 days of the dividend payment date. This form will provide details on the expected changes in the tax basis of the shares. The final determination of the tax treatment of annual distributions (dividends vs. return of capital) is reported to U.S. shareholders on Form 1099-DIV.

For Irish income tax purposes, the tax treatment of a payment to shareholders by Medtronic plc depends on the method in which the payment is made. A stock buyback or redemption should not give rise to Irish income or capital gains tax for shareholders who are neither resident nor ordinary resident in Ireland and who do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency. Other types of payments made by Medtronic plc that are “distributions” for Irish tax purposes are taxed in a similar way to dividends, as outlined above.

27.	In the U.S., how is a distribution treated for state income tax purposes?

Generally states treat distributions, whether they qualify as dividends or returns of capital, the same as the federal income tax treatment described above, unless the state tax law specifically diverges. Shareholders should consult their tax advisors.

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28.	Where can I find more information regarding U.S. tax treatment of distributions?

See IRS Publication 550, Investment Income and Expenses:

http://www.irs.gov/publications/p550/

ADDITIONAL QUESTIONS

Additional details on this transaction can be found on this website: http://www.globalmedtechleader.com

If you have a shareholder question related to Medtronic’s acquisition of Covidien that is not answered in this document, please e-mail it to investor.relations@medtronic.com

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Ltd. (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

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Frequently Asked Questions for Medtronic Shareholders

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the Securities and Exchange Commission, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

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Medtronic Announced Acquisition of Covidien

Frequently Asked Questions for Medtronic Shareholders

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

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